Exhibit (21)

BADGER METER, INC.

SUBSIDIARIES OF THE REGISTRANT

The Company's subsidiaries are listed below. All of the subsidiaries of the Company listed below are included in the Company's consolidated financial statements.

Name	Percentage of Ownership	State or country in which originated
Badger Meter de las Americas, SA de CV	100%	Mexico

Badger Meter Canada, Inc.	100%	Canada

Badger Meter Czech Republic, s.r.o.	100%	Czech Republic
(a subsidiary of Badger Meter International, Inc.)

Badger Meter Europe, GmbH	100%	Federal Republic of Germany

Badger Meter International, Inc. (an international holding company of Badger Meter, Inc.)	100%	United States of America (Wisconsin)

Badger Meter de Mexico, SA de CV	100%	Mexico

Badger Meter Slovakia, s.r.o (a subsidiary of Badger Meter Europe, GmbH)	100%	Slovakia

Badger Meter Swiss, AG (a subsidiary of Badger Meter International, Inc.)	100%	Switzerland

D-Flow Technology, AB	100%	Sweden

S::can GmbH	100%	Austria